Filed Pursuant to Rule 253(g)(2)

File No. 024-11888

SUPPLEMENT NO. 1 DATED APRIL 20, 2023

TO OFFERING CIRCULAR DATED AUGUST 9, 2022

Coyuchi, Inc.

1400 Tennessee Street, Unit 1

San Francisco, California 94107

(888) 418-8847

www.coyuchi.com

Up to 14,814,815 shares of Series C Preferred Stock

and

Up to 14,814,815 shares of Common Stock issuable upon conversion of Series C Preferred Stock

EXPLANATORY NOTE

This Supplement No. 1 dated April 20, 2023 (this “Supplement”), supplements the Offering Circular of Coyuchi, Inc. (the “Company”) dated August 9, 2022, which is part of the Company’s offering statement on Form 1-A (File No. 024-11888) that was qualified by the U.S. Securities and Exchange Commission on August 9, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). To the extent any information disclosed in this Supplement is inconsistent with the Offering Circular, the information disclosed herein shall be deemed to update and supersede such information in the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular.

This Supplement is being filed to disclose:

(i)	The public offering price for the Company’s shares of Series C Preferred Stock is being decreased by 20% for all investors in the offering, including those who have already purchased shares prior to the date of this Supplement. The public offering price is being reduced from $4.05 per share to $3.24 per share for large investors who purchase more than $1,000,000 of Series C Preferred Stock in the offering and is being reduced from $4.50 to $3.60 per share for all other investors in the offering. Investors who subscribed prior to the date of this Supplement will be retroactively issued additional shares reflecting the applicable lower per share offering price. The maximum number of shares of Series C Preferred Stock being offered by the Company is not changing. Accordingly, the aggregate offering price of the shares of Series C Preferred Stock being offered by the Company is being reduced from $60 million to $48 million (reflecting a 20% decrease in the aggregate offering price). A revised subscription agreement reflecting the lower price per share is being filed as an exhibit to this Supplement.

(ii)	As of the date of this Supplement, the Company has sold approximately $1,561,133 in shares of Series Preferred C Preferred Stock in the offering, all of which were purchased by investors who purchased less than $1,000,000 in shares. At the new reduced offering price for regular investors of $3.60 per share, this equates to 433,648 shares of Series C Preferred Stock.

(iii)	No shares are being sold for the account of existing stockholders in the offering. Although it was initially contemplated that certain existing preferred stockholders would participate in the offering as selling stockholders, as of the date of this Supplement, no shares have been sold by existing stockholders in the offering, and no shares will be sold by existing stockholders in the offering going forward. Accordingly, the number of shares of Series C Preferred Stock being offered by selling stockholders in the offering is being reduced to 0. Nonetheless, the Series C Preferred Stock Exchange, pursuant to which certain existing preferred stockholders agreed to exchange a number of shares of preferred stock held by them into newly issued shares of Series C Preferred Stock and convert a number of their other shares of preferred stock into common stock, was completed shortly following the qualification of this offering on August 9, 2022.

(iv)	Effective as of April 20, 2023, the Company will be hosting the offering on the website, https://invest.issuance.com/coyuchi. The Company has terminated its engagement with Manhattan Street Capital and has entered into an agreement with Issuance, Inc. (“Issuance”) to provide its offering subscription platform, Issuance Portal, to process investments from investors in the offering (the “Issuance Platform Agreement”). The Issuance Portal has been integrated with the Coyuchi host site and offers account creation, log in, password recovery, investor registration, payment, agreement signature, confirmation and investor dashboard functionality. The Issuance Platform Agreement is being filed as an exhibit to this Supplement.

(v)	The Company has entered into an agreement with Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”) to act as the broker-dealer of record in connection with the offering, but not for underwriting or placement agent services (the “Dalmore Broker-Dealer Agreement”). The Dalmore Broker-Dealer Agreement is being filed as an exhibit to this Supplement.

(vi)	Certain other information contained in the offering circular is being amended, updated and/or replaced in order to reflect the above.

The following information supersedes and replaces the information in the first two paragraphs on the cover page of the Offering Circular in its entirety:

This is a public offering of shares of Series C Preferred Stock, par value $0.00001 per share (the “Series C Preferred Stock”), of Coyuchi, Inc., a California corporation. We are offering on a best efforts basis up to 14,814,815 shares of our Series C Preferred Stock. The public offering price is $3.24 per share for large investors and $3.60 per share for all other investors. Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock, which effectively reduces such investors’ per share price from $3.60 to $3.24 per share and increases the total number of shares that may be sold in this offering by up to 1,481,482 shares on account of the price discount. Additionally, at stepped investment levels, investors are eligible to receive branded promotional merchandise and discounts on the purchases of our company’s products. See “Plan of Distribution” for more information.

The Series C Preferred Stock is convertible into shares of our common stock, par value $0.00001 per share, either at the discretion of the investor or automatically (i) upon our shares of common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market, (ii) upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten registered public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), in which the per share price is at least $4.50 and the gross cash proceeds to our company are at least $25,000,000, or (iii) upon the affirmative election of the holders of a majority of the outstanding shares of all classes of our preferred stock, voting together as a single class. The total number of shares of common stock into which the Series C Preferred Stock may be converted is based on the then-applicable conversion rate, which initially will be one share of common stock per share of Series C Preferred Stock and is subject to adjustment in the event of stock splits and certain other events. Based on the initial 1-for-1 conversion rate, the shares of Series C Preferred Stock offered pursuant to this offering are convertible into 14,814,815 shares of our common stock, or 13,333,333 shares of our common stock assuming no large investors purchase shares in this offering. Since there is no payment required by the investors for the conversion, there is no additional amount to be added to the aggregate offering price pursuant to SEC Rule 251(a). See “Description of Securities – Series C Preferred Stock Offered in this Offering” beginning on page 73 of the offering circular for a summary description of the rights, preferences and restrictions relating to the Series C Preferred Stock.

The following information supersedes and replaces the tables on page ii of the Offering Circular in their entirety:

The following table sets forth, assuming all of the Series C Preferred Stock offered in this offering is purchased by large investors who purchase more than $1,000,000 of our Series C Preferred Stock at the discounted price of $3.24 per share, the price per share and aggregate price of all shares offered in the offering, placement agent commissions, and the gross proceeds of the offering to us, before expenses:

	Price to Public		Placement Agent Commissions(1)	Proceeds to Company, before Expenses(2)
Per share	$3.24	(3)	$0.02754	$3.21246	(3)
Total maximum offering	$48,000,000		$395,000	$47,592,000

(1)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”) to act as the broker-dealer of record in connection with the offering, but not for underwriting or placement agent services. This includes a 0.85% commission on the aggregate amount raised by the Company in the offering (excluding the approximately $1,561,133 in shares of Series C Preferred Stock sold in the offering prior to our engagement with Dalmore), but does not include the one-time expense allowance of $5,000 and consulting fee of $10,000 payable by the Company to Dalmore, as described in the Dalmore Broker-Dealer Agreement. Prior to our engagement with Dalmore, no broker-dealer was engaged by us to assist us in this offering. See “Plan of Distribution” for details.

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(2)	The amounts shown in the “Proceeds to the Company, before Expenses” column include a deduction of the 0.85% for commissions payable to Dalmore but do not include any other costs anticipated to be borne by the Company in connection with the offering. We expect that the total amount of expenses of the offering that we will pay (including commissions) if all offered shares are sold will be approximately $1,500,000. Because this is a best efforts offering, the actual public offering amount and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth in this Offering Statement. See “Plan of Distribution” for details.

(3)	The public offering price is $3.24 per share for large investors and $3.60 per share for all other investors. Large investors are entitled to receive a 10% discount on the price paid per share from all other investors if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $3.60 to $3.24 per share and increases the total number of shares that may be sold in this offering by up to 1,481,482 on account of the price discount. We will not receive any additional gross cash proceeds as a result of the large investor incentive. For details of the effective discount, see “Plan of Distribution – Large Investor Incentive.”

The following table sets forth, assuming all of the Series C Preferred Stock offered in this offering is purchased by investors who purchase less than $1,000,000 of Series C Preferred Stock in the offering at the non-discounted price of $3.60 per share, the price per share and aggregate price of all shares offered in the offering, placement agent commissions, and the gross proceeds of the offering to us, before expenses:

	Price to Public		Placement Agent Commissions(1)	Proceeds to Issuer, before Expenses(2)
Per share	$3.60	(3)	$0.0306	$3.5694	(3)
Total maximum offering	$48,000,000		$395,000	$47,605,000

(1)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”) to act as the broker-dealer of record in connection with the offering, but not for underwriting or placement agent services. This includes a 0.85% commission on the aggregate amount raised by the Company in the offering (excluding the $1,561,133 in shares of Series C Preferred Stock sold in the offering prior to our engagement with Dalmore), but does not include the one-time expense allowance of $5,000 and consulting fee of $10,000 payable by the Company to Dalmore, as described in the Dalmore Broker-Dealer Agreement. Prior to our engagement with Dalmore, no broker-dealer was engaged by us to assist us in this offering. See “Plan of Distribution” for details.

(2)	The amounts shown in the “Proceeds to the Company, before Expenses” column include a deduction of the 0.85% for commissions payable to Dalmore but do not include any other costs anticipated to be borne by the Company in connection with the offering. We expect that the total amount of expenses of the offering that we will pay (including commissions) if all offered shares are sold will be approximately $1,500,000. Because this is a best efforts offering, the actual public offering amount and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth in this Offering Statement. See “Plan of Distribution” for details.

(3)	The public offering price is $3.60 per share for investors who purchase less than $1,000,000 of our Series C Preferred Stock in this offering and therefore do not qualify for the large investor discount.

We initially engaged FundAthena, Inc. d/b/a Manhattan Street Capital (“Manhattan Street Capital”) in connection with the use of its online platform for this offering, which engagement was terminated effective April 18, 2023. The total amount raised during the time of our engagement with Manhattan Street Capital was $1,561,133. Under that engagement, we paid Manhattan Street Capital approximately $160,000 in fees and issued Manhattan Street Capital seven-year cashless exercise warrants to purchase 67,022 shares of our common stock at an exercise price of $2.25 per share.

As of March 29, 2023, we engaged Issuance, Inc. (“Issuance”) to provide certain technology services to the Company in connection with the offering, including the use of their offering subscription platform, Issuance Portal, to process investments from investors. Under the terms of our engagement with Issuance, we have paid Issuance a $5,000 one-time platform setup fee, and will pay Issuance monthly platform license fees of $2,495 per month and a $15 fee per subscription processed. See “Plan of Distribution – Online Platform.”

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The following information supersedes and replaces the section titled “The Offering” beginning on page 6 of the Offering Circular in its entirety:

THE OFFERING

Shares offered by us	Up to 14,814,815 shares of our Series C Preferred Stock and up to 14,814,815 shares of common stock issuable upon conversion of the Series C Preferred Stock, or up to 13,333,333 shares of our Series C Preferred stock and up to 13,333,333 shares of common stock issuable upon conversion of the Series C Preferred Stock if no large investors purchase shares in this offering.

Large investor incentive	Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $3.60 to $3.24 per share and increases the total number of shares that may be sold in this offering by up to 1,481,482 on account of the price discount.

Other investor incentives	At stepped investment levels, investors are eligible to receive branded promotional merchandise and discounts on the purchases of our company’s products. See “Plan of Distribution – Other Investor Incentives” for more information.

Number of shares outstanding prior to this offering

As of July 19, 2022, there were 1,108,500, 814,583, 4,766,537, 13,853,048, 1,848,557 and 0 shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock outstanding, respectively.

However, as disclosed above, shortly following the qualification of the offering on August 9, 2022, the Series C Preferred Stock Exchange and conversion to common stock was completed, and as a result, as of August 11, 2022, there were 12,137,811, 512,789, 0, 6,036,922, 0 and 3,703,703 shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock outstanding, respectively.

Number of shares outstanding after this offering (1)	18,518,518 shares of Series C Preferred Stock will be issued and outstanding after this offering is completed, assuming the maximum number of shares is sold in this offering (i.e. 14,814,815 shares are sold in the offering, all to large investors at the discounted price of $3.24 per share). 16,666,666 shares of Series C Preferred Stock will be issued and outstanding after this offering is completed, assuming maximum participation but no large investors purchase shares in the offering (i.e. 13,333,333 shares are sold, all to investors who purchase less than $1,000,000 in shares at the non-discounted price of $3.60 per share). Regardless of how many shares of Series C Preferred Stock we sell in this offering, the number shares of Series C Preferred Stock expected to be issued and outstanding after this offering includes 3,703,703 shares of Series C Preferred Stock that were issued to certain existing stockholders in the Series C Preferred Stock Exchange and all of whom are no longer participating in the offering as selling stockholders. We anticipate that 12,137,811, 512,789, 0, 6,036,922 and 0 shares of common stock, Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock, respectively, will be issued and outstanding after this offering is completed as a result of the Series C Preferred Stock Exchange.

Best efforts offering	We are selling the shares of our Series C Preferred Stock offered in this offering circular on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares being offered, but we will use our best efforts to sell such shares.

Use of proceeds after expenses

We estimate that the net proceeds to us from this offering, assuming we sell all 14,814,815 shares of Series C Preferred Stock to large investors at $3.24 per share, or all 13,333,333 shares at $3.60 per share (with no large investors), will be approximately $46,500,000, after payment of our estimated offering expenses. However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds. We will not receive any additional gross cash proceeds as a result of the large investor incentive.

We intend to utilize the net proceeds of this offering to expand our marketing channels, including through B2B strategic partnerships, upgrade our information technology infrastructure to enhance the customer experience and explore the potential for opening a small and selective retail presence with the purpose of brand building and omni-channel synergies. We intend to use the remaining net proceeds of this offering for working capital and general corporate purposes. For a breakdown of our estimated use of the net proceeds from this offering, assuming the sale of 100%, 75%, 50% and 25% of the maximum number of shares offered by us in this offering, see “Use of Proceeds.”

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Terms of Series C Preferred Stock:

Voting Rights and Irrevocable Proxy

Subject to the grant of an irrevocable proxy by certain investors in this offering, each holder of our Series C Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which such holder’s Series C Preferred Stock could be converted, voting together with the holders of all other classes of capital stock and not as a separate class. The holders of our Series C Preferred Stock, voting together as one class with the holders of our common stock and holders of our preferred stock other than Series A Preferred Stock, are entitled to elect the members of the board of directors other than two directors elected by the holders of our Series A Preferred Stock.

Except for investors who purchase 100,000 or more shares of our Series C Preferred Stock, investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares of Series C Preferred Stock purchased in this offering (and any shares of our common stock into which such shares of Series C Preferred Stock may be converted) until the occurrence of certain events specified in the proxy, none of which may ever occur. Investors in this offering who purchase 100,000 or more shares of our Series C Preferred Stock in this offering will not be required to grant an irrevocable voting proxy.

Dividend Rights	The holders of shares of Series C Preferred Stock will be entitled to receive dividends, payable when, as and if declared by the board of directors out of any assets legally available therefor, at a rate equal to 4% of the applicable Original Issue Price of the Series C Preferred Stock, prior and in preference to any declaration or payment of any dividend on the common stock of our company. In the event dividends or other distributions are paid on any shares of common stock, a similar dividend or distribution will be paid with respect to all outstanding shares of Series C Preferred Stock and all other classes of preferred stock (on an as-if converted to common stock basis).

Conversion Rights	Shares of Series C Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of our common stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of common stock per share of Series C Preferred Stock. Additionally, each share of Series C Preferred Stock will automatically convert into common stock:

(i) immediately upon our common stock becoming listed for trading on a U.S. registered national securities exchange such as The Nasdaq Capital Market;

(ii) immediately upon the closing of a sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the per share price is at least $4.50 (as adjusted for stock splits, dividends, recapitalizations and the like after the qualification date of this offering) and the gross cash proceeds to our company are at least $25,000,000; or

(iii) upon the affirmative election of the holders of a majority of the outstanding shares of all classes of preferred stock, voting as a single class on an as-converted basis.

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Liquidation Distributions	In the event of a Deemed Liquidation Event, prior and in preference to any distribution or payment made to the holders of Series A, A1, B, and B1 Preferred Stock, common stock or any other capital stock of our company, the holders of Series C Preferred Stock will be entitled to be paid out of the assets of our company legally available for distribution, or the consideration received in such transaction, for each share of Series C Preferred Stock held by them, an amount per share of Series C Preferred Stock equal to the greater of (x) the Original Issue Price for such share, plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series C Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such Deemed Liquidation Event.

Anti-Dilution	Following this offering, if we issue any equity securities at a price per share less than the conversion rate of the Series C Preferred Stock then in effect (subject to certain exclusions), then the conversion rate of the Series C Preferred Stock will be automatically adjusted using a broad-based, weighted-average formula.

Drag-Along Provision

The subscription agreement that investors will execute in connection with this offering contains a “drag-along provision” related to the sale of our company. Investors who purchase Series C Preferred Stock (or who hold shares of our common stock issued upon the conversion of Series C Preferred Stock) agree that, if the board of directors and majority holders of our preferred stock vote in favor of a sale of the company, then such holders of Series C Preferred Stock (or common stock, as applicable) will vote in favor of the transaction. The drag-along provision further provides that if the investor fails or refuses to comply with the provisions of the drag-along provision, the Company, the other holders of the Company’s capital stock and the purchaser in such transaction, may at their option, elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to the investor, the rights of the investor with respect to the shares of capital stock of the Company held by such investor shall cease.

See “Description of Securities” for more information concerning the terms of our Series C Preferred Stock.

Plan of distribution	Upon each closing, promptly following the receipt of fully executed subscription documents and clearance of subscription proceeds, and acceptance by our company thereof, funds deposited will be immediately available to our company at our account at First Republic Bank or other bank or financial institution that we use for our operating capital. Funds will not be held in an escrow account. See “Plan of Distribution – Escrow Accounts.”

Ownership after this offering	Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, will beneficially own and will be able to vote approximately 58.2% of our total outstanding voting securities after the completion of this offering (if the maximum number of shares is sold in this offering). As the majority holder of shares of our Series A Preferred Stock, they will also be able to designate two of the six members of our board of directors.

Risk factors	Investing in our Series C Preferred Stock involves a high degree of risk. You should read the “Risk Factors” section of the offering circular beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our Series C Preferred Stock.

(1)	The number of shares of common stock to be outstanding after this offering excludes (a) 1,914,607 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2009 Stock Plan and 1,320,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2020 Stock Plan and (b) 67,022 shares of common stock issuable upon exercise of the platform fee warrants previously issued to Manhattan Street Capital in connection this offering.

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The following information supersedes and replaces the first risk factor on page 27 of the Offering Circular in its entirety:

Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, beneficially own a significant number of shares of our common stock, and may be able to control the outcome of stockholder voting.

After the completion of this offering, Saffron Hill Ventures 2 Limited Partnership and related entities affiliated with Ranjeet Bhatia, a director of our company, will beneficially own and will be able to vote approximately 58.2% of our total outstanding voting securities (assuming the maximum number of shares is sold in this offering). As the majority holder of shares of our Series A Preferred Stock, they will also be able to designate two of the six members of our board of directors. Accordingly, Mr. Bhatia will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of shares that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our shares, if and when traded on a public market, may decline.

The following information supersedes and replaces the last risk factor on page 27 of the Offering Circular in its entirety:

You will experience immediate and substantial dilution in the value of the shares of Series C Preferred Stock you purchase.

The public offering price is substantially higher than the net tangible book value of each outstanding share of our Series C Preferred Stock. Purchasers of Series C Preferred Stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of Series C Preferred Stock will be $0.38 per share based on a $3.24 public offering price. If we issue stock options, warrants and convertible notes to acquire shares of Series C Preferred Stock are exercised or converted in the future, or if we sell additional securities in the future in capital-raising transactions, there would be further dilution. See “Dilution.”

The following information supersedes and replaces the first risk factor on page 30 of the Offering Circular in its entirety:

Certain investors are entitled to pay a lower price for our Series C Preferred Stock in this offering.

We are offering shares of our Series C Preferred Stock at a 10% discount to investors who purchase $1,000,000 or more of our Series C Preferred Stock. This effectively reduces those investors’ per share price from $3.60 to $3.24 per share. For details of the effective discount, see “Plan of Distribution – Large Investor Incentive.”

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The following information supersedes and replaces the section titled “Use of Proceeds” beginning on page 32 of the Offering Circular in its entirety:

USE OF PROCEEDS

If we sell all 14,814,815 shares of our Series C Preferred Stock to large investors at $3.24 per share, or all 13,333,333 shares of our Series C Preferred Stock at $3.60 per share (with no large investors) for aggregate gross proceeds of $48,000,000, our net proceeds (after our estimated offering expenses including commissions of approximately $1,500,000) will be $46,500,000. We intend to utilize the net proceeds of this offering to expand our marketing channels, including through B2B strategic partnerships and new categories of sustainably sourced home-goods, upgrade our information technology infrastructure to enhance the customer experience, and explore the potential for geographic expansion as opportunities present themselves to open one or two new stores in our target customer market areas. We intend to use the remaining net proceeds of this offering for working capital and general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares (based on our maximum offering amount of $48,000,000).

Assumed Percentage of Shares Sold	100%	75%	50%	25%
Price to public	$48,000,000	$36,000,000	$24,000,000	$12,000,000
Offering expenses	$1,500,000	$1,250,000	$1,000,000	$750,000
Net proceeds	$46,500,000	$34,750,000	$23,000,000	$11,250,000

Expand marketing channels, including B2B partnerships	$18,200,000	$13,525,000	$8,900,000	$4,250,000

Improve information technology to enhance customer experience	$18,200,000	$13,525,000	$8,900,000	$4,250,000

Explore potential for geographic expansion opportunistically	$7,600,000	$5,700,000	$3,800,000	$1,800,000

Working capital and general corporate purposes	$2,500,000	$2,000,000	$1,400,000	$950,000
Total use of proceeds	$46,500,000	$34,750,000	$23,000,000	$11,250,000

We plan to use a significant portion of the net proceeds of this offering to expand our marketing channels, including through business-to-business (B2B) strategic partnerships. We plan to invest in new marketing channels, loyalty programs and influencer/ambassador programs to generate greater exposure for our products. We also intend to focus on entering into additional B2B relationships through strategic partnerships and licensing agreements with wholesalers and marketplaces to take advantage of these additional marketing channels. The net proceeds to be used for this purpose consist of the costs anticipated to be incurred in connection with hiring additional sales and marketing personnel.

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We also intend to use a significant portion of the net proceeds to improve our information technology infrastructure, operations and fulfillment systems to enhance the customer experience. Our information technology strategic plan aligns with our strategic business goals of driving growth and establishing a cohesive digital experience for our customers, employees and vendors. Our information technology strategy is organized around the following three focus areas: (i) improving our company’s digital-ready business model through the adoption of ready-to-use marketplace solutions and automating manual tasks to free up employee time for creativity; (ii) introducing new value creation scenarios by scaling the current platform and introducing artificial intelligence and machine learning capabilities to support the business’s data-driven functions; and (iii) optimizing collaboration and customer engagement platforms that lay the foundation for new contextualized engagement with customers such as “assisted selling” both across online and retail channels. The net proceeds to be used for this purpose consist of the costs anticipated to be incurred in connection with purchasing computers and related networking equipment and licensing various data analytics, business applications and other software system solutions, as well as outside IT consulting and internal development, to augment our information technology infrastructure.

We expect to use a portion of the net proceeds to explore the potential for geographic expansion as opportunities present themselves. From time to time, we have considered pursuing potential new store growth by opening one or two new stores in our target customer market areas. Noting the high level of customer engagement at our store in Point Reyes, California, we believe that with an increased retail footprint we can efficiently expand customer outreach offering them an opportunity to experience the brand in person. We believe that a customer is more likely to buy when they have had the opportunity to touch and feel our organic cotton products, a view supported by our experience in the wholesale channel. We have not selected any new store sites and our plans are preliminary at this time. Proceeds to be used for this purpose include retaining retail consultants and other professional services and commissioning a third-party study. The costs of opening a new store (such as store rental and related operating costs) are uncertain at this time. If we raise a significant amount of funds in this offering (roughly in the range of the net proceeds at the 50% level), we may utilize a portion of the net proceeds to commence the process of opening one or two new stores.

The remaining net proceeds will be used for working capital and general corporate purposes, which include amounts required to pay officers’ salaries, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, office-related expenses and other corporate expenses.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least 12 months (assuming the sale of 25% of the total number of shares being offered by us in this offering) and 24 months (assuming the sale of 100% the shares being offered by us in this offering) following the closing of this offering.

In the event we do not sell all of the shares, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted with respect to their percentage ownership in our company. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

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The following information supersedes and replaces the section titled “Capitalization” on page 34 of the Offering Circular in its entirety:

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

●	on an actual basis; and

●	as adjusted basis after giving effect to the Series C Preferred Stock Exchange and the sale by us of 14,814,815 shares of our Series C Preferred Stock in this offering at the price to the public of $3.24 per share, resulting in net proceeds to us of approximately $46,500,000 (after deducting our estimated offering expenses including commissions of approximately $1,500,000.

	Actual	As Adjusted for the Series C Preferred Stock Exchange and this Offering Assuming Maximum Amount
		(unaudited)
Cash and cash equivalent	$3,182,926	$49,682,926

Long-term debt	$-	$-

Stockholders’ equity:
Series C Preferred Stock, $0.00001 par value; 18,600,000 shares authorized; 0 shares issued and outstanding on actual basis and 18,518,518 shares on as adjusted basis	-	66,666,665
Series B1 Preferred Stock, $0.00001 par value; 1,900,000 shares authorized; 1,848,557 shares issued and outstanding on actual basis and 0 shares on as adjusted basis (1)	2,772,836	-
Series B Preferred Stock, $0.00001 par value; 16,000,000 shares authorized; 13,853,048 shares issued and outstanding on actual basis and 6,036,922 shares on as adjusted basis (1)	6,926,524	3,018,461
Series A1 Preferred Stock, $0.00001 par value; 5,500,000 shares authorized; 4,766,537 shares issued and outstanding on actual basis and 0 shares on as adjusted basis (1)	9,533,074	-
Series A Preferred Stock, $0.00001 par value; 1,100,000 shares authorized; 814,583 shares issued and outstanding on actual basis and 512,789 shares on as adjusted basis (1)	1,221,875	769,184
Common stock, $0.00001 par value; 30,000,0000 shares authorized and 1,086,500 shares issued and outstanding on actual basis and 12,137,811 on as adjusted basis (1) (2)	11	121
Additional paid-in capital	1,733,221	-
Accumulated deficit	(14,661,276)	(16,428,166)
Total stockholders’ equity	7,526,265	54,026,265

Total capitalization	$7,526,265	$54,026,265

(1)	Shortly following the qualification of this offering on August 9, 2022, several existing preferred stockholders exchanged a number of shares of our other series of preferred stock held by them for an aggregate of 3,703,703 newly issued shares of Series C Preferred Stock, and converted into common stock a number of their other shares of preferred stock (the “Series C Preferred Stock Exchange”). Although the Series C Preferred Stock Exchange was intended to permit these existing preferred stockholders to participate in this offering as selling stockholders, they have not sold any shares in this offering, and will not sell any shares in this offering going forward.

(2)	The number of shares of common stock issued and outstanding in the above table excludes 22,000 shares of common stock that were issued subsequent to December 31, 2021.

You should read this table together with our financial statements as of and for the years ended December 31, 2021 and 2020, and the related notes thereto, included elsewhere in this offering circular. Our use of proceeds from this offering is discussed under “Use of Proceeds.”

The table above excludes shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2009 Stock Plan and 2020 Stock Plan. To the extent we issue future stock options or other equity awards made under our 2020 Stock Plan, or the platform fee warrants issued in connection with this offering result in the issuance of additional shares of our common stock, there will be further dilution to our investors in this offering.

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The following information supersedes and replaces the section titled “Dilution” on page 35 of the Offering Circular in its entirety:

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of Series C Preferred Stock sold in this offering by us exceeds the pro forma net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The pro forma net tangible book value of our company as of December 31, 2021, adjusting for the planned subsequent issuance of Series C Preferred Stock in exchange for shares of other series our preferred stock, was approximately $6,528,469, or $1.76 per share of Series C Preferred stock.

After giving effect to the sale by us of 14,814,815 shares of our Series C Preferred Stock in this offering at the price to the public of $3.24 per share, and after deducting our estimated offering expenses including commissions of approximately $1,500,000, the pro forma net tangible book value would be approximately $53,028,469, or $2.86 per share of Series C Preferred Stock. This represents an immediate increase in net tangible book value of $1.10 per share of Series C Preferred Stock to existing stockholders and an immediate dilution of $(0.38) per share to new investors purchasing shares of Series C Preferred Stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of Series C Preferred Stock (1)	$3.24
Pro forma net tangible book value per share before giving effect to the offering	$1.76
Increase in net tangible book value per share attributable to the sale of Series C Preferred Stock in the offering	$1.10
Pro forma net tangible book value per share after giving effect to the offering (2)	$2.86
Dilution in net tangible book value per share to new investors (3)	$(0.38)

(1)	Assumes that all of the shares offered are purchased by large investors at a 10% discount on the price paid per share. For details of the effective discount, see “Plan of Distribution – Large Investor Incentive.”

(2)	After deducting estimated expenses payable by us in this offering.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the public offering price per share paid by a new investor.

The following table sets forth, assuming the sale by us of 14,814,815 shares of our Series C Preferred Stock offered for sale in this offering and purchased by large investors, as of December 31, 2021, (i) the total number of shares of capital stock previously issued and sold to existing investors (on an as-if-converted to common stock basis), (ii) the total consideration paid for the foregoing and (iii) the average price per share. As the table shows, new investors purchasing shares of Series C Preferred Stock may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing stockholders.

	Number of	Purchased	Total	Consideration
	Shares	Percent	Amount	Percent
Existing stockholders	3,703,703	20%	$3,559,428	6.9%
New investors	14,814,815	80%	$48,000,000	93.1%
Total	18,518,518	100.0%	$51,559,428	100.0%

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The following information supersedes and replaces the section titled “Plan of Distribution and Selling Stockholders” beginning on page 36 of the Offering Circular in its entirety:

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering up to 14,814,815 shares of our Series C Preferred Stock assuming all of the shares are purchased by large investors, and we are offering up to 13,333,333 shares of our Series C Preferred Stock assuming no large investors purchase shares in this offering, in each case on a best efforts basis. The public offering price is $3.24 per share for large investors and $3.60 per share for all other investors. Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock, which effectively reduces such investors’ per share price from $3.60 to $3.24 per share and increases the total number of shares that may be sold in this offering by up to 1,481,482 on account of the price discount.

We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to us. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. There is no minimum number of shares of Series C Preferred Stock which we must sell before we receive, and have the right to expend, the net proceeds from the sale of any shares. There is no minimum individual subscription amount required (other than a per investor minimum purchase of $450) to distribute funds to our company. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this offering.

We intend to sell our shares directly to investors through our officers and directors and not through a placement agent. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers or directors will continue to primarily perform substantial duties for us or on our behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

We are offering our securities in all states other than Florida, North Dakota, Texas and Washington.

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We intend to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular or “testing the waters” materials on an online investment platform.

The Company has engaged Dalmore, a broker-dealer registered with the SEC and a member of FINRA/SIPC to act as the broker-dealer of record for the offering and perform administrative and compliance related services in connection with this offering, but not for underwriting or placement agent services. The administrative services that Dalmore will provide include the following:

●	Review investor information, including KYC (“Know Your Customer”) data, perform AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept an investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor.

●	Keep investor information and data confidential and not disclose to any third-party except as required by regulatory agencies or in their performance of their administrative functions (e.g. as needed for AML and background checks).

●	Coordinate with third party providers to ensure adequate review and compliance.

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism.

As compensation for the services listed above, the Company has agreed to pay Dalmore a commission equal to 0.85% of the amount raised in the offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will pay a one-time $10,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter. Assuming the offering is fully-subscribed, the Company estimates that total fees and commissions payable to Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $10,000, would be approximately $410,000.

The Online Platform

Effective April 20, 2023, we will be hosting the offering on the website, https://invest.issuance.com/coyuchi. We have engaged Issuance, Inc. (“Issuance”) to provide certain technology services to us in connection with the offering, including the use of their offering subscription platform, Issuance Portal, to process investments from investors. Issuance will design the Coyuchi offering site homepage, FAQ, investor tutorial, privacy policy, and terms of use. Issuance will then integrate its portal platform into the Coyuchi host site. Issuance Portal offers account creation, log in, password recovery, investor registration, payment, agreement signature, confirmation and investor dashboard functionality. Under the terms of our engagement with Issuance, we have paid Issuance a $5,000 one-time platform setup fee, and will pay Issuance monthly platform license fees of $2,495 per month and a $15 fee per subscription processed.

Upon each closing, promptly following the receipt of fully executed subscription documents and clearance of subscription proceeds, and acceptance by our company thereof, funds deposited will be immediately available to our company at our account at First Republic Bank or other bank or financial institution that we use for our operating capital. Funds will not be held in an escrow account. If a subscription is rejected, funds will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber by us.

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Process of Subscribing

You will be required to complete a Subscription Agreement in order to invest. The Subscription Agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for our Series C Preferred Stock in this offering, you should complete the following steps:

1.	Create an account on the Issuance investment portal (https://invest.issuance.com/coyuchi)
2.	Read and agree to terms of service and acknowledge reading of offering circular document
3.	Select investment type (individual or entity)
4.	Remit payment (credit/debit card, ach, or wire transfer) – a check is not a payment method we accept at this time
5.	Provide investor details and substitute W-9 form
6.	Sign subscription agreement
7.	Coyuchi’s broker-dealer Dalmore Group will conduct a trade review, verifying identity and running an AML watchlist check
8.	Once completed, Coyuchi will counter-sign/execute the subscription agreement contract

Payments submitted by wire, electronic funds transfer via ACH or credit card will incur a 3%, 4% or 5% processing fee, respectively.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Series C Preferred Stock for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Series C Preferred Stock, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Series C Preferred Stock. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor’s suitability for an investment in our company. Transferees of the Series C Preferred Stock will be required to meet the above suitability standards.

In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Series C Preferred Stock. Investor suitability standards in certain states may be higher than those described in this Form 1-A and offering circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in our company is suitable for such persons. Different rules apply to accredited investors.

Our shares of Series C Preferred Stock may not be offered, sold, transferred or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Further, the Series C Preferred Stock may not be offered, sold, transferred or delivered, directly or indirectly, to any person who (i) has more than 15% of its assets in Sanctioned Countries or (ii) derives more than 15% of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

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Right to Reject Subscriptions. After we receive your complete, executed Subscription Agreement and the funds required under the Subscription Agreement have been transferred to our account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions promptly to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, we will countersign the Subscription Agreement and instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor. Once you submit the Subscription Agreement, you may not revoke or change your subscription or request your subscription funds. All accepted Subscription Agreements are irrevocable.

Transfer Agent

We have engaged Colonial Stock Transfer Company, Inc. (the “Transfer Agent”), a registered transfer agent with the SEC, which will serve as our transfer agent and registrar to maintain stockholder information on a book-entry basis. We estimate the aggregate fee due for the above services to be approximately $5,000 annually.

Possible Stock Listing

There is currently no public market for our Series C Preferred Stock or the common stock issuable upon the conversion of the Series C Preferred Stock. During or following this offering, we may seek to list our shares of common stock on a U.S. registered national securities exchange such as The Nasdaq Capital Market. If we do not meet the minimum requirements for listing on Nasdaq, we may seek quotation of our Series C Preferred Stock or common stock on an alternative trading system (ATS) such as Tzero. However, no assurance can be given that we will meet the minimum listing requirements or that any national securities exchange or ATS will approve our listing application. For example, in order to list our shares of common stock on The Nasdaq Capital Market, Nasdaq requires that, among other criteria, at least 2,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of common stock be at least $15.0 million, and there be at least three registered and active market makers for our common stock. We currently believe that we will need to raise gross proceeds of approximately $10.0 million in this offering to satisfy Nasdaq’s initial listing standards, among other financial and liquidity criteria. Further, if we decide to proceed with a listing of our common stock on a national securities exchange, in addition to satisfying the listing requirements of the applicable exchange, the common stock would not commence trading until (i) this offering is terminated, (ii) we have filed a post-qualification amendment to this offering statement with current financial statements and a registration statement on Form 8-A, and (iii) such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective.

The completion of this offering is not conditioned on the listing of our shares on a public market. We will only proceed to seek a listing of our shares if our board of directors determines that the trading markets are appropriate given the structure of our company and our growth and expansion strategies, and even if we meet the minimum requirements for listing on an exchange, we may wait before terminating this offering and seeking a listing in order to raise additional proceeds. As a result, our Series C Preferred Stock or common stock may never be listed for trading or quotation on an exchange or ATS, and you may experience a delay between the closing of your purchase of shares of our Series C Preferred Stock and the commencement of any trading or quotation of our securities. Even if our securities become listed on a national securities exchange or ATS, no assurance can be given as to (i) the likelihood that an active market for the stock will develop, (ii) the liquidity of any such market, (iii) the ability of stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of the shares.

There is no arrangement to address the possible effect of the offering on the price of our common stock.

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Pricing of the Offering

Prior to this offering, there has been no active public market for our Series C Preferred Stock. The principal factors considered in determining the public offering price include:

●	the information set forth in this offering circular;

●	our history and prospects and the history of and prospects for the luxury home textile market in which we compete;

●	valuation of the equity of our company based on prior capital raises;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by us.

Offering Period and Expiration Date

This offering will terminate at the earlier of (i) the date at which the maximum offering amount set forth above has been sold, or (ii) the date at which this offering is earlier terminated by us at our sole discretion. At least every 12 months after this offering has been qualified by the SEC, we will file a post-qualification amendment to include our recent financial statements.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2 Regulation A offering, most investors in the case of trading on an over-the-counter market must comply with the 10% limitation on investment in the offering. The only investors in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501(a) of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares (please see below under “How to calculate your net worth”);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

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(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Under Rule 251 of Regulation A+, if our Series C Preferred Stock will not trade on a national securities exchange, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). If our Series C Preferred Stock will not trade on a national securities exchange, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

Other Investor Incentives

We intend to offer marketing promotions to encourage potential investors to invest, which may include offers such as branded promotional merchandise and discounts on the purchases of our company’s products. Details on our current incentives, if any, can be found on the offering page found at https://invest.issuance.com/coyuchi.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Large Investor Incentive

Large investors are entitled to receive a 10% discount on the price paid per share if they purchase at least $1,000,000 of our Series C Preferred Stock in this offering. This effectively reduces such investors’ per share price from $3.60 to $3.24 per share and increases the total number of shares that may be sold in this offering by up to 1,851,852 shares on account of the price discount.

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The following information supersedes and replaces the section titled “Security Ownership of Management and Certain Security Holders” beginning on page 65 of the Offering Circular in its entirety:

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of July 19, 2022 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our directors;

●	each of our executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 1400 Tennessee Street, Unit 1, San Francisco, California 94107, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Shares beneficially owned and percentage ownership before this offering (not adjusted for the Series C Preferred Stock Exchange) is based on a total of 22,391,225 shares of common stock, consisting of 1,108,500 shares of common stock, together with common stock issuable upon conversion of 814,583, 4,766,537, 13,853,048, 1,848,557, and 0 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, outstanding as of July 19, 2022. Percentage ownership after this offering is based on a total of 37,206,040 shares of common stock outstanding immediately after the closing of this offering (assuming the maximum number of shares is sold and all shares are purchased by large investors), and assumes that none of the beneficial owners named below purchases shares in this offering.

Name of Beneficial Owner	Common Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Common Shares Beneficially Owned After Offering (Maximum)	Percentage Beneficially Owned After Offering (Maximum)
Eileen Mockus (1)	1,675,138	7.5%	1,675,138	4.5%
Sejal Solanki (2)	854,752	3.8%	854,752	2.3%
Marcus Chung (3)	400,000	1.8%	400,000	1.1%
Ranjeet Bhatia (4)	21,661,412	96.7%	21,661,412	58.2%
Silvia Mazzucchelli (5)	75,000	0.3%	75,000	0.2%
Jessica E. Smith (6)	64,700	0.3%	64,700	0.1%
Amber Tarshis (7)	35,000	0.2%	35,000	0.1%
All directors and executive officers as a group (7 persons)	24,766,002	110.6%	24,766,002	66.6%
Saffron Hill Ventures 2 Limited Partnership (8)	21,510,967	96.1%	21,510,967	57.8%

(1)	Represents 22,000 shares of common stock, 1,153,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

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(2)	Represents 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(3)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 69,391 shares of common stock and 77,640 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 820,367 shares of common stock, 805,264 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 4,489,197 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock, 13,547,582 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 1,848,557 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B1 Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company whose member managers include Jessica E. Smith, a director of our company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(6)	Represents 64,700 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A1 Preferred Stock owned of record by Artemis IV LLC, a Delaware limited liability company. Ms. Smith is a member manager of Artemis IV LLC and shares voting and investment power with respect to such securities. The address of Artemis IV LLC is 50 Hill Street, No. 243, Southampton, New York 11968.

(7)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(8)	See footnote (4)(iii) above.

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of July 19, 2022, as adjusted for the Series C Preferred Stock Exchange.

Shares beneficially owned and percentage ownership before this offering (as adjusted for the Series C Preferred Stock Exchange) is based on a total of 22,391,225 shares of common stock, consisting of 12,137,811 shares of common stock, together with common stock issuable upon conversion of 512,789, 0, 6,036,922, 0, and 3,703,703 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, outstanding as of July 19, 2022 (as adjusted for the Series C Preferred Stock Exchange). Percentage ownership after this offering (adjusted for the Series C Preferred Stock Exchange) is based on a total of 37,206,040 shares of common stock outstanding immediately after the closing of this offering (assuming the maximum number of shares is sold and all shares are purchased by large investors), consisting of 12,137,811 shares of common stock, together with common stock issuable upon conversion of 512,789, 0, 6,036,922, 0, and 18,518,518 shares of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, respectively, and assumes that none of the beneficial owners named below purchases shares in this offering.

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Name of Beneficial Owner	Common Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Common Shares Beneficially Owned After Offering (Maximum)	Percentage Beneficially Owned After Offering (Maximum)
Eileen Mockus (1)	1,675,138	7.5%	1,675,138	4.5%
Sejal Solanki (2)	854,752	3.8%	854,752	2.3%
Marcus Chung (3)	400,000	1.8%	400,000	1.1%
Ranjeet Bhatia (4)	21,661,412	96.7%	21,661,412	58.2%
Silvia Mazzucchelli (5)	75,000	0.3%	75,000	0.2%
Jessica E. Smith (6)	64,700	0.3%	64,700	0.2%
Amber Tarshis (7)	35,000	0.2%	35,000	0.1%
All directors and executive officers as a group (7 persons)	24,766,002	110.6%	24,766,002	66.6%
Saffron Hill Ventures 2 Limited Partnership (8)	21,510,967	96.1%	21,510,967	57.8%

(1)	Represents 22,000 shares of common stock, 1,153,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(2)	Represents 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and 500,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable.

(3)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 133,520 shares of common stock and 13,511 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 11,499,579 shares of common stock, 506,923 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 5,903,805 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 3,600,660 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company whose member managers include Jessica E. Smith, a director of our company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(6)	Represents 53,441 shares of common stock and 11,259 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Artemis IV LLC, a Delaware limited liability company (“Artemis IV”). Ms. Smith is a member manager of Artemis IV and shares voting and investment power with respect to such securities. The address of Artemis IV is 50 Hill Street, No. 243, Southampton, New York 11968.

(7)	Represents shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan.

(8)	See footnote (4)(iii) above.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.2	Broker-Dealer Agreement, effective as of April 11, 2023, between Coyuchi, Inc. and Dalmore Group, LLC.

4.2	Form of Subscription Agreement, as supplemented.

6.17	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc.

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